Exhibit 11

THE PROGRESSIVE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(millions - except per share amounts)

	Years Ended December 31,
	2012	2011	2010
Net Income	$902.3	$1,015.5	$1,068.3

Computation of Net Income Per Share
Average shares outstanding - Basic	603.3	632.3	657.9
Net effect of dilutive stock-based compensation	4.5	4.6	5.4

Total equivalent shares - Diluted	607.8	636.9	663.3

Basic: Net income per share	$1.50	$1.61	$1.62

Diluted: Net income per share	$1.48	$1.59	$1.61